Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of June 17, 2011

between

Reynolds Group Holdings Limited

Bucephalas Acquisition Corp.

and

Graham Packaging Company Inc.

i

ii

iii

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	37
Actions	16
Affiliate	65
Agreement	1
Ancillary Agreements	65
Antitrust Law	43
Bankruptcy and Equity Exception	12
Blackstone Entities	65
Bonus Plans	49
Book-Entry Shares	4
Business Day	65
Certificate	4
Certificate of Merger	2
Closing	2
Closing Date	2
Commitment Letter	30
Commonly Controlled Entity	65
Company	1
Company Adverse Recommendation Change	37-38
Company Benefit Plan	65
Company Bylaws	9
Company Certificate	9
Company Common Stock	3
Company Disclosure Letter	8
Company Personnel	65
Company Preferred Stock	10
Company Recommendation	12
Company SEC Documents	14
Company Stock Options	10
Company Stock Plan	10
Company Stockholder Approval	26
Company Stockholders’ Meeting	40
Company Termination Fee	65
Confidentiality Agreement	42
Continuing Employees	48
Contract	13
D&O Insurance	46
Definitive Agreements	50
DGCL	2
Dissenting Shares	5

Effective Time	2
Eligible Expenses	66
Environmental Law	66
Exchange Act	13
Exchange Agent	5
Exchange Agreement	10
Exchange Fund	5
Existing Stockholders ITR Agreement	55
Failure to Deliver Stockholder Written Consents	60
Family ITR Agreement	55
Financing	30
Financing Action	52
Financing Sources	66
Foreign Corrupt Practices Act	18
Foreign Plan	66
GAAP	14
Governmental Entity	13
Hazardous Materials	66
Holdings	66
Holdings Limited Partnership Agreement	66
Holdings Merger Agreement	66
Holdings Stock Options	10
Holdings Stock Plans	10
Holdings Transaction	67
HSR Act	13
Indemnified Parties	45
Information Statement	40
Infringe	25
Intellectual Property	25
ITR Agreements	55
Knowledge	67
Law	13
Liens	9
Marketing Period	67
Material Adverse Effect	67
Material Contract	16
Merger	1
Merger Consideration	3
Multiemployer Plan	20
Non-Recourse Party	73
NYSE	14
Operating Partnership	68
Option Unit Exchange Agreement	10

Order	13
Outside Date	58
Parent	1
Parent Benefit Plan	68
Parent Financial Statements	30
Parent Material Adverse Effect	68
PBGC	21
Permits	18
person	68
Premium Cap	47
Proxy Statement	40
Recapitalization Agreement	69
Release	69
Representatives	69
Required Refinancing Indebtedness	31
SEC	14
Securities Act	13
Solvent	31
Special Committee	1
Stock Option	4
Stockholders Written Consents	41
Sub	1
Sub Bylaws	28
Sub Certificate	28
Subsidiary	69
Superior Proposal	37
Surviving Corporation	2
Takeover Proposal	37
Tax	24
Tax Return	24
Taxing Authority	24
Voting Agreement	1
willful and material breach	60

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of June 17, 2011, and is by and among Reynolds Group Holdings Limited, a company organized under the laws of New Zealand (“Parent”), Bucephalas Acquisition Corp., a Delaware corporation and indirect wholly-owned Subsidiary of Parent (“Sub”), and Graham Packaging Company Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company and the General Partner of Holdings have entered into, and approved, the Holdings Merger Agreement.

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the special committee of independent, disinterested directors of the Company formed for the purpose of, among other things, evaluating and making a recommendation to the Board of Directors of the Company with respect to this Agreement and the transactions contemplated hereby (the “Special Committee”), has, by unanimous vote of all of the directors, (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the merger of Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (iii) subject to Section 4.02, resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Boards of Directors of Parent and Sub have unanimously (i) determined that it is in the best interests of their respective companies and stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger; and

WHEREAS, simultaneously with the execution of this Agreement, the Blackstone Entities and Parent are entering into an agreement (the “Voting Agreement”) pursuant to which, subject to the terms thereof, the Blackstone Entities have agreed, among other things, to vote their shares of Company Common Stock in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of

Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions); provided, that if the Closing has not occurred prior to the Outside Date and all of the conditions set forth in Article VI are satisfied or waived on the third Business Day prior to the Outside Date, then the Closing shall be required to occur on the Outside Date. Notwithstanding the foregoing, the Closing may be consummated at such other time or date as Parent and the Company may agree. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be held at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, unless another place is agreed to by Parent and the Company.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of Sub as set forth in Exhibit A hereto shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law (subject to Section 5.05).

(b) The By-laws, as amended, of Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable Law (subject to Section 5.05).

SECTION 1.06. Directors of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers of the Surviving Corporation. The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of the Company’s Common Stock, par value $0.01 per share (the “Company Common Stock”):

(a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, be converted into one fully paid and nonasseassable share of the common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company or that is directly or indirectly owned by Parent immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; provided for the avoidance of doubt, that no shares of Company Common Stock that are owned by a Subsidiary which is directly or indirectly wholly owned by the Company shall be canceled pursuant to this Section 2.01(b).

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (1) shares to be canceled in accordance with Section 2.01(b) and (2) any Dissenting Shares) shall be converted into the right to receive $25.00 in cash, without interest (the “Merger Consideration”). At the Effective Time, all

shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.01(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without any interest thereon, in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), in the case of certificated shares, and automatically, in the case of book-entry shares.

(ii) In the event that between the date of this Agreement and the Effective Time, there is a change in the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such action.

(iii) The right of any holder of Company Common Stock to receive the Merger Consideration shall, to the extent provided in Section 2.02(j), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(iv) Not later than immediately prior to the Effective Time, the Company shall take all such actions as may be required to cause each outstanding Company Stock Option, whether or not vested or exercisable, granted under the Company Stock Plan (including each Company Stock Option issued in respect of a former Holdings Stock Option converted prior to the Effective Time pursuant to the Holdings Merger Agreement), whether or not vested or exercisable (each, a “Stock Option”), to fully vest as of the Effective Time and to be cancelled as of the Effective Time and converted into a right to receive an amount of cash (rounded to the nearest cent), without interest, equal to the product of (X) the excess, if any, of the Merger Consideration over the exercise price per share of each such Stock Option, multiplied by (Y) the number of shares of Common Stock covered by such Stock Option, provided that any Stock Option that fails to become vested or exercisable by its terms after giving effect to any forfeiture provision contained in the applicable option agreement by reason of the failure to meet the performance targets set forth in such option agreement based upon the multiple of invested capital the Blackstone Entities achieve in the transaction shall be cancelled for no payment, and the Company shall take all such actions as may be required to cause such cancellation for no payment.

(v) If any right to receive Company Common Stock pursuant to the Holdings Merger Agreement has not been converted into Company Common Stock at the time of the Merger, such right shall be exchanged for cash in the Merger in such amounts and at such time as though it had been converted into Company Common Stock.

(d) Dissenting Shares.

(i) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the adoption of this Agreement and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be canceled and converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been canceled, at the Effective Time, and the holder thereof shall be entitled to receive the Merger Consideration, as applicable (payable without any interest thereon), as compensation for such cancellation.

(ii) The Company shall give Parent reasonably prompt notice of any notice received by the Company of intent to demand the fair value of any shares of Company Common Stock, withdrawals of such notices and any other instruments or notices served pursuant to Section 262 of the DGCL and Parent shall direct negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by an Order, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

SECTION 2.02. Exchange of Certificates; Book Entry Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an exchange agent agreement in form and substance reasonably acceptable to the Company with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) and shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Certificates and Book-Entry Shares, cash in an aggregate amount equal to the amount of cash into which such shares of Company Common Stock have been converted pursuant to Section 2.01(c). All cash deposited with the Exchange Agent pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall deliver the Merger Consideration contemplated to be issued and delivered pursuant to Section 2.01 out of the Exchange Fund. Except to the extent set forth in Section 2.02(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable the amount of cash to which such holder is entitled pursuant to Section 2.01(c) and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of a Certificate which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article II.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time the amount of cash to which such holder is entitled pursuant to Section 2.01(c).

(c) [Intentionally Omitted].

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender of Certificates (or automatically, in the case of Book-Entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or such Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Company Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article II.

(e) [Intentionally Omitted]

(f) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for twelve months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration in accordance with this Article II.

(g) No Liability. None of Parent, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any cash or other distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to and be income of the Surviving Corporation; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of

Certificates or Book Entry Shares pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly cause to be deposited cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration pursuant to this Article II.

(j) Withholding Rights. All payments of consideration (other than payments in respect of Stock Options) made by Parent, the Surviving Corporation or the Exchange Agent shall be made free and clear of, and without deduction for, any withholding taxes (other than any withholding required to be made under any U.S. Tax Laws) imposed under any provision of state, local or foreign law. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement with respect to Stock Options such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of any such Stock Options in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company. Except as disclosed in the Company SEC Documents filed or furnished with the SEC since January 1, 2010 and publicly available at least three (3) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosure set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature), and except as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any items or matters set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of this Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent as follows:

(a) Organization, Standing and Corporate Power. The Company and each of its Subsidiaries has been duly organized, and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except, in the case of Subsidiaries that, individually or in the aggregate, do not own more than 5% of the consolidated assets of the Company and its Subsidiaries as of December 31, 2010, where the failure to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing (with respect to jurisdictions that recognize that concept) individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, true, complete and accurate copies of the Restated Certificate of Incorporation of the Company (the “Company Certificate”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), in each case as amended to the date hereof.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date hereof, each Subsidiary of the Company (including its jurisdiction of incorporation or formation). Except as set forth on Section 3.01(b) of the Company Disclosure Letter, all of the outstanding capital stock of, or other equity interests in, each Subsidiary of the Company, are directly or indirectly owned by the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary owned by the Company have been validly issued and are fully paid and nonassessable and free of any preemptive rights, and are owned directly or indirectly by the Company free and clear of all pledges, liens (statutory or other), charges, claims, options, rights of first offer or refusal, third-party rights, encumbrances or security interests of any kind or nature whatsoever (other than liens, charges and encumbrances for current Taxes not yet due and payable) (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Each of the Company and its Subsidiaries does not own, directly or indirectly, any capital stock or other equity interest in any person other than the Subsidiaries set forth on Section 3.01(b) of the Company Disclosure Letter.

(c) Capital Structure. The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on June 13, 2011:

(i) 66,815,742 shares of Company Common Stock were issued and outstanding (which number includes no shares of Company Common Stock held by the Company in its treasury);

(ii) 2,081,050 shares of Company Common Stock were reserved and available for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of Company Stock Options issued pursuant to the Amended and Restated Graham Packaging Company Inc. 2010 Equity Compensation Plan (the “Company Stock Plan”), of which 848,572 shares of Company Common Stock were subject to outstanding options to purchase Company Common Stock (“Company Stock Options”) or agreements to grant Company Stock Options;

(iii) no shares of Company Preferred Stock were issued or outstanding or were held by the Company as treasury shares;

(iv) no shares of Company Common Stock were held by any Subsidiary of the Company;

(v) 3,531,607 shares of Company Common Stock were reserved and available for issuance upon the exchange of 3,531,607 outstanding limited partnership units of Holdings for shares of Company Common Stock at any time and from time to time on a one-for-one basis, pursuant to the Exchange Agreement by and among the Company, Holdings, Graham Packaging Corporation and GPC Holdings, L.P., dated as of February 10, 2010 (the “Exchange Agreement”);

(vi) 2,355,290 limited partnership units of Holdings were reserved and available for issuance upon or otherwise deliverable in connection with the exercise of Holdings Stock Options issued pursuant to the 1998 Holdings Management Option Plan, the 2004 Holdings Management Option Plan and the 2008 Holdings Management Option Plan (collectively, the “Holdings Stock Plans”), of which 2,355,290 limited partnership units of Holdings were subject to outstanding options to purchase limited partnership units (“Holdings Stock Options”) or agreements to grant Holdings Stock Options and 2,355,290 shares of Company Common Stock were reserved and available for issuance upon the exchange of 2,355,290 limited partnership units of Holdings for shares of Company Common Stock at any time and from time to time on a one-for-one basis, pursuant to the Management Option Unit Exchange Agreements (each, an “Option Unit Exchange Agreement”) entered into from time to time among the Company, Holdings and Company Personnel; and

(vii) except as set forth in this Section 3.01(c) and except for changes since June 13, 2011 resulting from the issuance of shares of Company Common Stock pursuant to the Company Stock Options set forth above in this Section 3.01(c) or as expressly permitted by Section 4.01(a), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any Subsidiary of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Subsidiary of the Company or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights (other than Company Stock Options) that are linked to the value of Company Common Stock and (y) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities (except pursuant to the forfeiture of Company Stock Options or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options). All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any of its securities.

(d) Indebtedness. Section 3.01(d) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of (x) each agreement, indenture or contract pursuant to which any indebtedness for borrowed money of the Company or its Subsidiaries (other than intercompany indebtedness between Holdings and any of its wholly owned Subsidiaries or between such wholly owned Subsidiaries) is outstanding or may be incurred in an amount in excess of $10 million and (y) each guarantee by the Company or its Subsidiaries of indebtedness for borrowed money of another Person (other than Holdings or a wholly owned Subsidiary of Holdings) in an amount in excess of $10 million.

(e) Authority.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby (other than the receipt of the Company Stockholder Approval). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly called and held meeting has, by unanimous vote of all of the directors, (i) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger and the other transactions contemplated hereby, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the Company submit the adoption of this Agreement for Company Stockholder Approval and (iv) subject to Section 4.02, resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Recommendation”) at the Company Stockholders’ Meeting, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(f) Noncontravention. The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries under, or require any consent or approval by, or any notice to, any person under, (i) subject to receipt of the Company Stockholder Approval, the Company Certificate or the Company Bylaws, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments, modifications and supplements thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties, rights or assets is subject or (iii) subject to receipt of the Company Stockholder Approval and the governmental filings and other matters referred to in the following sentence, any (A) federal, state, local or foreign statute, law (including common law), ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, or any of its Subsidiaries or any of its properties, rights or assets or (B) order, writ, injunction, decree, judgment, award, summons, notice of violation, directive, notice or demand letter or request for information, settlement or stipulation issued, promulgated or entered into by or with any Governmental Entity (each, an “Order”) applicable to the Company or any of its Subsidiaries or their respective properties, rights or assets, other than, in the case of clause (ii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that arise as a result of the consummation of the transactions contemplated by the Holdings Merger Agreement and, in the case of clauses (ii) and (iii), for (1) any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens and (2) any failure to obtain any such consents or approvals, in the case of clauses (1) and (2), that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any international, national, regional, state, local or other government, any court, administrative, regulatory or other governmental agency, commission or authority or any organized securities exchange (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is a party or the consummation of the Merger or the other transactions contemplated by this Agreement and such Ancillary Agreements, except for (1) (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the expiration or earlier termination of the waiting period required thereunder, and (B) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable Antitrust Law, (2) applicable requirements of the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), other applicable foreign securities laws, and state securities, takeover and “blue sky”

laws, as may be required in connection with this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (4) any filings with and approvals of the New York Stock Exchange (the “NYSE”) and (5) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

(g) Company SEC Documents.

(i) The Company has timely filed or furnished all reports, schedules, forms, statements, prospectuses, registration statements and other documents (including exhibits and schedules thereto and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by the Company under the Exchange Act since February 10, 2010 and Holdings has timely filed or furnished all reports, schedules, forms, statements, prospectuses, registration statements and other documents (including exhibits and schedules thereto and other information incorporated therein) with the SEC required to be filed or furnished by Holdings under the Exchange Act since January 1, 2008 (such documents, together with any documents filed or furnished during such period by the Company or Holdings to the SEC on a voluntary basis, the “Company SEC Documents”). Each of the Company SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Document, and none of the Company SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including the related notes and schedules thereto) of the Company and Holdings included in the Company SEC Documents (or incorporated therein by reference) complied at the time it was filed or, if amended, as of the date of such most recent amendment, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing or amendment, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company or Holdings, as applicable, and their consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal period-end audit adjustments). There are no outstanding comments from the SEC with respect to any of the Company

SEC Documents. None of the Subsidiaries of the Company (other than Holdings) are, or have at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) The Company is in compliance with, and has complied since February 10, 2010 in all material respects with, the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) Since January 1, 2008, to the Knowledge of the Company, no executive officer or director of the Company has received or otherwise had or obtained knowledge of, and to the Knowledge of the Company, no auditor, accountant, or representative of the Company has provided written notice to the Company or any executive officer or director of, any substantive complaint or allegation that the Company or any of its Subsidiaries has engaged in improper accounting practices. Since January 1, 2008, to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported to the current Board of Directors of the Company or any committee thereof or to any current director or executive officer of the Company evidence of a material violation of United States or other securities laws or breach of fiduciary duty by the Company or any of its executive officers or directors.

(iv) Except as reflected or reserved against in the most recent balance sheet of the Company included in the Company SEC Documents filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise), other than (A) liabilities or obligations incurred since January 1, 2011 in the ordinary course of business consistent with past practice, (B) liabilities or obligations incurred pursuant to this Agreement, (C) liabilities or obligations not required to be set forth on the consolidated balance sheet of the Company under GAAP or (D) liabilities or obligations that individually or in the aggregate have not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or other Company SEC Documents.

(h) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or Information Statement, if applicable, will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and (in the case of the Proxy Statement) at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent. The Proxy Statement or Information Statement, if applicable, supplied by the Company will comply as to form in all material respects with the requirements of the Exchange Act.

(i) Absence of Certain Changes or Events. Since January 1, 2011, there has not been any effect, event, development, change, state of facts, condition or occurrence that has, individually or in the aggregate, had or would reasonably be expected to have, a Material Adverse Effect. Since January 1, 2011 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice.

(j) Litigation. There are no actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties, or, to the Knowledge of the Company, any present or former officer, director or employee of the Company or its Subsidiaries in their capacity as such, that (i) individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect or (ii) as of the date hereof, challenge or seek to prevent, enjoin, alter in any material respect or materially delay the Merger or any of the other transactions contemplated hereby. Neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets, nor, to the Knowledge of the Company, any present or former officer, director or employee of the Company or its Subsidiaries in their capacity as such, is or are subject to any Order that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect, or is or would reasonably be expected to prevent, enjoin, alter in any material respect or materially delay the Merger or any of the other transactions contemplated hereby.

(k) Material Contracts.

(i) For purposes of this Agreement, a “Material Contract” shall mean any of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement:

(A) Contracts required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(B) Contracts with the 20 largest customers and 5 largest suppliers of the Company and its Subsidiaries, taken as a whole, in each case based on the aggregate sales or purchases, as applicable, for the fiscal year ended December 31, 2010;

(C) Contracts with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole, or in which the Company owns more than a 10% voting or economic interest, or with respect to which the Company has obligations, including contingent obligations, of more than $5 million individually or in the aggregate;

(D) Each Contract set forth on Section 3.01(d) of the Company Disclosure Letter;

(E) Contracts that relate to an acquisition, divestiture, merger or similar transaction, regardless of whether such transaction has yet been consummated, that contains representations, covenants, indemnities or other obligations (including payment, indemnification, “earn-out” or other contingent obligations) that are in effect and could reasonably be expected to result in payments in excess of $10 million individually or in the aggregate;

(F) Contracts that prohibit the payment of dividends or distributions in respect of the Company Common Stock or the capital stock of the Subsidiaries of the Company, prohibits the pledging of the Company Common Stock or capital stock of the Subsidiaries of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company;

(G) Contracts containing any covenant limiting or prohibiting in any material respect the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent or any of its Subsidiaries) to engage in any line of business, to distribute or offer any products or services, or to compete or engage with any Person in any line of business; and

(H) Contracts which grant any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries.

(ii) The Company has made available to Parent in the Company’s virtual data room, prior to the date hereof, true, correct and complete copies of each Material Contract (other than those described in clause (B) of the definition of Material Contract).

(iii) Except as individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect, (a) each Material Contract is valid, binding and enforceable in accordance with its respective terms against the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto, and in full force and effect, subject to the Bankruptcy and Equity Exception, except to the extent that it has previously expired in accordance with its terms, (b) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any counterparty to any Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract and (c) no party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Material Contract and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Material Contract, has repudiated in writing any provision thereof.

(l) Compliance with Laws; Permits.

(i) Except for those exceptions or matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect:

(A) each of the Company and its Subsidiaries is and has been since January 1, 2008 in compliance with all Laws and Orders applicable to it, its properties, rights or assets or its business or operations;

(B) the Company and each of its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, exemptions, notices and permits of or with all Governmental Entities (collectively, “Permits”) necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted and as were conducted through the most recently completed fiscal year, and neither the Company nor any of its Subsidiaries has reason to believe that any such Permit will be revoked, will not be renewed, or will be modified on terms more burdensome than currently applicable;

(C) there has occurred no default under, or violation of, any such Permit, and the Company and each of its Subsidiaries is in compliance with the terms of the Permits; and

(D) the consummation of the Merger would not cause the revocation, modification or cancellation of any such Permit.

(ii) To the Company’s Knowledge, (a) it is in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments; and (b) since January 1, 2008, the Company has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

This paragraph (l) does not relate to labor or employment matters, ERISA matters, Tax matters or Intellectual Property matters, those topics being the subject of paragraphs (m), (o), (p), and (r), as applicable.

(m) Labor Relations and Other Employment Matters. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, (x) neither the Company nor any of its Subsidiaries has (1) breached or otherwise failed to comply with any provision of any collective bargaining agreement, works council agreement or other labor union contract applicable to any of the employees of the Company or any of its Subsidiaries or (2) received notice during the past three years from any Governmental Entity relating to or concerning any audit or investigation of the Company or any of its Subsidiaries, regarding any labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws, and to the Knowledge of the Company, no such audit or investigation is in progress or anticipated, (y) there are no, and since January 1, 2008 have not been any: (i) labor disputes, strikes, organizing activities or work stoppages against the Company or any of its Subsidiaries, (ii) attempts by any labor organization to represent for collective bargaining purposes any of the employees of the Company or any of its Subsidiaries, or (iii) “plant closings” or “mass layoffs” (as those terms are defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local law) by the Company or any of its Subsidiaries, without complying with the notice requirements of such Laws and (z) the Company and each of its Subsidiaries is in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(n) Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries are, and within all applicable statutes of limitation have been, in compliance with all applicable Environmental Laws; (ii) the Company and its Subsidiaries possess all Permits currently required under applicable Environmental Laws, and within all applicable statutes of limitation have been, in compliance with the terms and conditions of such Permits, and neither the Company nor any of its Subsidiaries has received written notice that any such Permits possessed by the Company or any of its Subsidiaries will be revoked, suspended, adversely modified, or will not be renewed, and to the Knowledge of the Company, there is no reasonable basis for revoking, suspending, adversely modifying, or not renewing any such Permit; (iii) there are no Actions pending against or, to the Knowledge of the Company, threatened against or affecting, and there is no Order outstanding against or, to the Knowledge of the Company, affecting, the Company or any of its Subsidiaries under any Environmental Laws or regarding any Hazardous Materials, and neither the Company nor any of its Subsidiaries has any realized or, to the

Knowledge of the Company, unrealized liability under any applicable Environmental Law that has not been resolved; (iv) neither the Company nor any of its Subsidiaries is currently investigating or remediating, nor has agreed to pay for the investigation or remediation of, any Release of Hazardous Materials at any real property currently or formerly owned or leased by any of them or at any other location; and (v) Hazardous Materials have not been Released or threatened to be Released by the Company or any of its Subsidiaries, and to the Knowledge of the Company are not otherwise present, at any real property currently or formerly owned or leased by the Company or any of its Subsidiaries or at any other location under circumstances or conditions that would reasonably be expected to result in liability of, a claim against, or to interfere with the operations of or otherwise adversely affect, the Company or any of its Subsidiaries.

(o) ERISA Compliance.

(i) Each Company Benefit Plan has been administered in all material respects in accordance with its terms except as, individually or in the aggregate, has not had, or would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries (with respect to each Company Benefit Plan) and each Company Benefit Plan, are in compliance in all respects with the applicable provisions of ERISA, the Code, and all other applicable Laws, except, in each case, for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(ii) All Company Benefit Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such Company Benefit Plans are so qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (nor, to the Knowledge of the Company, has revocation been threatened) and to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA.

(iii) With respect to any multiemployer plan (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) to which the Company, its Subsidiaries or any entity which is or was a Commonly Controlled Entity with either the Company or any of its Subsidiaries has any liability or contributes (or has at any time contributed or had an obligation to contribute), no such Multiemployer Plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively). Neither the Company, nor any Subsidiary, nor any entity that is or has been a Commonly Controlled Entity with respect to either the Company or any Subsidiary: (A) has any unsatisfied obligations in respect of a complete or partial withdrawal from a Multiemployer Plan, (B) is subject to more than $10 million in liability (as of the date of this Agreement) as a result of a complete withdrawal from all Multiemployer Plans, or (C) has, as of the date of this Agreement, received any written notification from the sponsor of any Multiemployer Plan that such Multiemployer Plan is either in critical or endangered status within the meaning of Code Section 432.

(iv) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) neither the Company, its Subsidiaries nor any Commonly Controlled Entity has any unsatisfied liability under Title IV of ERISA, (B) no condition exists that presents a material risk to the Company or any Commonly Controlled Entity of incurring a material liability under Title IV of ERISA, (C) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings under Section 4042 of ERISA to terminate any Company Benefit Plan, (D) no event has occurred that would be reasonably expected to subject the Company, any Subsidiary of the Company or any Commonly Controlled Entity, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations, (E) except as set forth in the consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, all premium payments required to have been made to the PBGC have been paid, and (F) except as set forth in the consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the present value of all “benefit liabilities” (whether or not vested) (as defined in ERISA Section 4001(a)(16) under each such Company Benefit Plan did not exceed the current value of such plan’s assets of the most recent actuarial valuation date.

(v) With respect to each Company Benefit Plan that provides health, medical or life insurance benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service, such Company Benefit Plan may be amended to reduce benefits or limit the liability of the Company or any of its Subsidiaries or terminated, in each case, without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time.

(vi) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) there are no Actions by any Governmental Entity with respect to termination proceedings, (B) there are no claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that are pending, threatened or in progress, (C) to the Knowledge of the Company, there are not any facts that could give rise to any liability in the event of any such Action, and (D) no written or oral communication has been received from the PBGC in respect of any Company Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.

(vii) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), and (B) there has not occurred a reportable event (as such term is defined in Section 4043(c) of ERISA).

(viii) Except as set forth on Section 3.01(o)(viii) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, or (C) result in payments under any Company Benefit Plan that would not be deductible under Section 280G of the Code. The Company has not paid any amounts to its employees that would not be deductible pursuant to the terms of Code Section 162(m).

(ix) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, the Company has not received a notice of any breach of Section 409A of the Code which individually or in the aggregate has resulted in any liability to any Company employee.

(x) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Subsidiary has terminated or taken action within the last six (6) taxable years to terminate (in part or in whole) any employee benefit plans as defined in ERISA Section 3(3), (ii) neither the Company nor any Subsidiary has any liability to, and has not received written notice alleging such liability from the PBGC, any other government agency or any participant in or beneficiary of any employee benefit plan, nor is the Company or any Subsidiary liable for any excise, income or other tax or penalty as a result of or in connection with such termination, and (iii) the Company or its Subsidiary, as the case may be, has obtained a favorable determination letter from the Internal Revenue Service with respect to such termination and, with respect to each such terminated plan subject to the jurisdiction of the PBGC, has not received a notice of non-compliance from the PBGC with respect to the termination of each of such pension plans as defined in ERISA Section 3(2), true, complete and correct copies of which have been delivered to Parent.

(p) Taxes.

(i) The Company and each of its Subsidiaries have (A) timely filed (or had timely filed on their behalf) with the appropriate Taxing Authority all material Tax Returns required to be filed by them (giving effect to all extensions), and all such Tax Returns are true, correct and complete in all material respects and (B) timely paid (or had timely paid on their behalf) all material Taxes, whether or not reflected on a Tax Return, required to have been paid by them or have established on the Company’s consolidated financial statements adequate reserves, in accordance with GAAP, for such Taxes.

(ii) There are no material liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

(iii) No deficiencies for any material Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or any of its Subsidiaries and there is no outstanding audit, assessment dispute or claim pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries.

(iv) None of the Company or any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company) or (B) has any liability for a material amount of Taxes of another person arising under the application of Section 1.1502-6 of the Treasury Regulations or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.

(v) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any such entity is, or may be, subject to a material amount of taxation by that jurisdiction.

(vi) None of the Company or any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations. Since March 30, 2010, to the Knowledge of the Company, none of the Company or any of its Subsidiaries has participated in a transaction lacking economic substance (within the meaning of Section 7701(o) of the Code) or failing to meet the requirements of any similar rule of Law.

(vii) None of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(viii) None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(ix) The Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) Section 108(i) of the Code.

(x) [Intentionally Omitted].

(xi) Each of the Company and its Subsidiaries has complied in all material respects with all applicable Laws relating to the withholding and paying over of Taxes.

(xii) The modifications made pursuant to that certain Fourth Amendment to Credit Agreement, dated as of May 28, 2009, among Holdings, the Operating Partnership, as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein and Deutsche Bank AG Cayman Islands Branch, as administrative agent for the lenders, did not result in the creation of cancellation of indebtedness income under Treasury Regulations Section 1.1001-3 or otherwise, for the Company or any of its Subsidiaries.

(xiii) As used in this Agreement, (A) “Tax” means all domestic or foreign federal, state or local taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value-added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other kind of tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, and such term shall include any interest, penalties, fines, related liabilities or additions to tax attributable to such taxes, charges, fines, levies or other assessments; (B) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority; and (C) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with a Taxing Authority with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and any amendments thereto.

(q) Title to Properties. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect: (A) the Company and each of its Subsidiaries has good, valid and marketable title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all real property owned, leased, subleased or licensed by the Company or one of its Subsidiaries, as the case may be, free and clear of all Liens, except for minor defects in title, recorded easements, restrictive covenants and similar encumbrances of record; (B) the Company and each of its Subsidiaries has complied with the terms of all leases of real property that are material to the Company and its Subsidiaries, taken as a whole, and all such leases are in full force and effect, enforceable in accordance with their terms against the Company or Subsidiary party thereto and, to the Knowledge of the Company, the counterparties thereto; and (C) neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

(r) Intellectual Property.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (A) the Company and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens; (B) no Actions (including oppositions, interferences, cancellations, or other proceedings) or orders are pending or, to the Knowledge of the Company, have been threatened (including cease and desist letters or requests for a license) in the last year against the Company or its Subsidiaries with regard to any Intellectual Property; (C) the operation of the Company and its Subsidiaries’ businesses as currently conducted does not improperly use any Intellectual Property and does not infringe, misappropriate or violate (“Infringe”) the Intellectual Property of any other person and, to the Knowledge of the Company, no person is Infringing the Company’s or any of its Subsidiaries’ Intellectual Property; (D) other than the items allowed to lapse or expire in the ordinary course, all material registrations and applications for Intellectual Property owned by the Company or any of its Subsidiaries, are subsisting and unexpired, have not been abandoned or canceled and to the Knowledge of the Company, are valid and enforceable; (E) the Company and its Subsidiaries take commercially reasonable actions to protect their Intellectual Property (including trade secrets and confidential information), and have required all persons who create, invent or contribute to material proprietary Intellectual Property to assign in writing all of their rights therein to the Company or its Subsidiaries; and (F) the Company and its Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and there have been no violations or outages of same.

(ii) “Intellectual Property” shall mean all intellectual property rights, including without limitation patents, inventions, technology, discoveries, utility models, processes, formulae and know-how, copyrights and copyrightable works (including software, databases, applications, code, systems, networks, website content, documentation and related items), trademarks, service marks, trade names, logos, domain names, corporate names, trade dress and other source indicators, and the goodwill of the business appurtenant thereto, trade secrets, customer data and other confidential or proprietary information, and applications for and registrations of the foregoing (including divisionals, provisionals, continuations, continuations-in-part, reissues, re-examinations, foreign counterparts and renewals).

(s) Affiliate Transactions. Since January 1, 2009 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and The Blackstone Group L.P., any of The Blackstone Group L.P.’s portfolio companies or the Affiliates of the Company on the other hand, that (i) would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents or (ii) are material to the Company and its Subsidiaries, taken as a whole.

(t) Voting Requirements. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock, at the Company Stockholders’ Meeting or any adjournment or postponement thereof, or by written consent of stockholders in lieu of meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

(u) State Takeover Laws; Company Certificate Provisions. Assuming the accuracy of the representations and warranties of Parent set forth in Section 3.02, no state anti-takeover statute or regulation, nor any takeover-related provision in the Company Certificate or Company Bylaws, is applicable to Parent, this Agreement, the Ancillary Agreements or the Merger that would (i) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Certificate of Merger or its ability to consummate the Merger or the other transactions contemplated hereby, (ii) have the effect of invalidating or voiding this Agreement or the Ancillary Agreements, or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject Parent to any impediment or condition in connection with the exercise of any of its rights under this Agreement, the Ancillary Agreements or the Certificate of Merger.

(v) Holdings Merger. Each of the Company and Holdings has all requisite corporate, partnership or other power and authority to execute and deliver the Holdings Merger Agreement and to perform its obligations under such agreement and to consummate the merger contemplated by such agreement. The execution, delivery and performance of the Holdings Merger Agreement by the Company and Holdings and the consummation by such parties of the merger contemplated by such agreement have been duly authorized by all necessary corporate, partnership or other action on the part of the Company and Holdings and no other corporate, partnership or other proceedings on the part of the Company or Holdings are necessary to authorize the Holdings Merger

Agreement or to consummate the merger contemplated by such agreement. Holdings has obtained all consents and approvals required from its general and limited partners in order to consummate the Holdings Transaction. The Holdings Merger Agreement has been duly executed and delivered by the Company and Holdings, and constitutes a legal, valid and binding obligation of each of the Company and Holdings, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution, delivery and performance of the Holdings Merger Agreement by the Company and Holdings do not, and the consummation by such parties of the merger contemplated by such agreement and compliance by such parties with the provisions of such agreement will not, conflict with, or result in any violation or breach of, (i) the organizational documents of such entity or (ii) any Law or Order applicable to such party or any of its Subsidiaries or any of its properties, rights or assets. Pursuant to the Holdings Transaction, all outstanding partnership or other equity interests in Holdings shall be cancelled and shall cease to exist, and, in the case of limited partnership interests of Holdings that are not held by the Company, shall be converted into shares of Company Common Stock in accordance with the terms of the Exchange Agreement prior to the Effective Time. At the Effective Time, each of the Recapitalization Agreement, the Exchange Agreement and the Holdings Limited Partnership Agreement shall have been terminated and no further obligations shall exist under such agreements.

(w) Brokers and Other Advisors.

(i) No broker, investment banker, financial advisor or other person (other than J.P. Morgan Securities LLC) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A true, correct and complete copy of the Special Committee’s engagement letter with J.P. Morgan Securities LLC has previously been provided to Parent.

(ii) As of the date of this Agreement, no financial advisor, legal counsel or consultant has been, engaged by or on behalf of the Company or any of its Subsidiaries, the Company’s Board of Directors or the Special Committee in connection with the transactions contemplated by this Agreement other than J.P. Morgan Securities LLC, Deloitte & Touche LLP, Bain & Company, Inc., Simpson Thacher & Bartlett LLP and Abrams & Bayliss LLP. The Company has provided Parent with a good faith estimate1 of all of the expenses incurred or to be incurred by or on behalf of the Company and any of its Subsidiaries, the Company’s Board of Directors and the Special Committee, payable to such advisors, in connection with the transactions contemplated by this Agreement.

(x) Opinion of Financial Advisors. The Special Committee and the Board of Directors of the Company have received the opinion of J.P. Morgan Securities LLC, dated as of

[1]	Note: estimate to be increased from what was delivered to Sailfish.

the date of this Agreement and addressed to the Special Committee to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive the Merger Consideration (other than Blackstone Capital Partners III L.P. and its affiliated entities (other than the Company) and members of the Graham family and their affiliated entities).

(y) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.01, Parent acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.02. Representations and Warranties of Parent and Sub. Parent and Sub, on a joint and several basis, represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Sub has been duly organized and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing (with respect to jurisdictions that recognize that concept) individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, true, complete and accurate copies of the Certificate of Incorporation of Sub (the “Sub Certificate”) and the By-laws of Sub (the “Sub Bylaws”), in each case as amended to the date hereof.

(b) Authority.

(i) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Noncontravention. The execution, delivery and performance of this Agreement by each of Parent and Sub does not, and the consummation by each of Parent and Sub of the Merger and the other transactions contemplated by this Agreement and compliance by each of Parent and Sub with the provisions of this Agreement, will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or assets of Parent or Sub under, or require any consent or approval by, or any notice to, any person under, (i) the Certificate of Incorporation of Parent, the Bylaws of Parent, the Sub Certificate or the Sub Bylaws, (ii) any Contract to which Parent or any of its Subsidiaries is a party or any of their respective properties, rights or assets is subject or (iii) subject to receipt of the governmental filings and other matters referred to in the following sentence, any Law or Order applicable to Parent or any of its Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), for (1) any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens and (2) any failure to obtain any such consents or approvals, in the case of clauses (1) and (2), that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Sub or any of their Subsidiaries in connection with the execution, delivery and performance by Parent and Sub of this Agreement and the Ancillary Agreements to which Parent or Sub is a party or the consummation by Parent and Sub of the Merger or the other transactions contemplated by this Agreement and such Ancillary Agreements, except for (1) (A) the filing of a premerger notification and report form by Parent under the HSR Act and the expiration or earlier termination of the waiting period required thereunder and (B) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable Antitrust Law, (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (3) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Financial Statements. Parent has made available to the Company (i) the audited statements of financial position and the related audited statements of comprehensive income and cash flows of Parent and its consolidated Subsidiaries for the years ended December 31, 2009 and December 31, 2010 and (ii) an unaudited condensed consolidated balance sheet of Parent and its consolidated Subsidiaries as of March 31, 2011 and the related unaudited consolidated statements of operation and cash flows for the three months then ended, including the notes thereto. All of the foregoing financial statements are hereinafter collectively referred to as the “Parent Financial Statements.” The Parent Financial Statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

(e) Financing. Parent has delivered to the Company true, correct and complete fully executed copies of the commitment letter, dated as of the date hereof, among Parent, Credit Suisse Securities (USA) LLC and Credit Suisse AG, including all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement, and excerpts of those portions of each fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions (excluding provisions related solely to fees) regarding the terms and conditions of the financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof Credit Suisse AG has agreed and committed to provide the debt financing set forth therein (the “Financing”). The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement and the commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, subject to the Bankruptcy and Equity Exception. There are no conditions precedent, “flex” provisions or other substantive provisions regarding the terms and conditions of the Financing other than as expressly set forth in the Commitment Letter or related to the payment of fees. Subject to the terms and conditions of the Commitment Letter, the net proceeds of the Financing, together with other financial resources of Parent including cash on hand and the proceeds of loans under existing credit facilities of Parent on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article II, and the payment of any debt required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied in connection with the Merger (including all indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied in connection with the Merger) (all such debt, the “Required Refinancing Indebtedness”) and of all fees and expenses reasonably expected to be incurred in connection herewith. As of the date of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent or, to the Knowledge of Parent, any other party to the Commitment Letter, under the Commitment Letter, and (ii) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s obligations under this Agreement and the payment of the Required Refinancing Indebtedness and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Parent on the Closing Date. Parent has fully paid, or has caused to be fully paid, all fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

(f) No Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor any of its Affiliates beneficially own any shares of Company Common Stock.

(g) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Credit Suisse Securities (USA) LLC) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement (other than the Financing) based upon arrangements made by or on behalf of Parent.

(h) Solvency. Neither Parent nor Sub is entering into this Agreement or Commitment Letter with the intent to hinder, delay or defraud either present or future creditors. Assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Commitment Letter, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(i) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that neither Parent, Sub nor any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent or Sub or with respect to any other information provided to the Company in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV

COVENANTS RELATING TO THE BUSINESS

SECTION 4.01. Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the earlier to occur of (i) the date of the termination of this Agreement and (ii) the Effective Time, except as set forth in this Section 4.01(a) of the Company Disclosure Letter or as consented to in writing by Parent (such consent not to be unreasonably withheld or delayed) or as otherwise permitted, contemplated or required by this Agreement or required by Law, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and in compliance with all material Laws and all material authorizations from Governmental Entities prior to the Closing and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization and goodwill, preserve its assets and properties in good repair and condition, maintain capital expenditure levels consistent with past practices, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors, and others having significant business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier to occur of (i) the date of the termination of this Agreement and (ii) the Effective Time, except as otherwise set forth in Section 4.01(a) of the Company Disclosure Letter or as otherwise permitted, contemplated or required by this Agreement or required by Law, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, partnership interests or any other equity or voting interests, or otherwise make any payments to its stockholders in their capacity as such, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Holdings, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required (or permitted in connection with any net share settlement or Tax withholding) by the terms of the Company Stock Plan, the Holdings Stock Plans or any award agreement thereunder, (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, employee or equity holder of the Company or any of its Subsidiaries or (3) acquisitions of limited partnership units in Holdings upon the exchange thereof for shares of Company Common Stock in accordance with the Exchange Agreement and/or an Option Unit Exchange Agreement;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other of its voting securities, any equity interests in any of its Subsidiaries, including partnership interests, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, except for (1) issuances or sales of any of the foregoing to Holdings or any wholly owned Subsidiary of Holdings, (2) issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date hereof (or issued in connection with the conversion of Holdings Stock Options), (3) issuances of limited partnership units in Holdings upon the exercise of Holdings Stock Options outstanding on the date hereof, and (4) issuance of shares of Company Common Stock upon the exchange of a partnership unit in Holdings in accordance with the Exchange Agreement and/or an Option Unit Exchange Agreement and a corresponding issuance of a partnership unit in Holdings to the Company in connection with any such exchange;

(iii) propose or adopt any amendments to the Company Certificate or the Company Bylaws; (iv) make any acquisition (whether by merger, consolidation, acquisition of stock or acquisition of assets) of any assets, rights or properties, except for (1) acquisitions which have a purchase price (including any assumption of indebtedness) not in excess of $40 million in the aggregate, (2) capital expenditures, which shall be subject to the limitations of clause (viii) below, and (3) purchases of assets in the ordinary course of business, including from suppliers or vendors;

(iv) (1) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any Material Contract; provided that no such renewal may be made if such renewal would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (2) enter into any new Contract containing (A) any material restriction on the ability of the Company and its Subsidiaries to conduct its business as it is presently being conducted or (B) any material restriction on the Company and its Subsidiaries engaging in any type or activity or business;

(v) sell, lease, transfer, license, subject to a lien, mortgage or pledge, allow to lapse or expire, or otherwise dispose of any rights, properties or assets of the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, except (A) as required to be effected pursuant to Contracts existing as of the date hereof or entered into after the date hereof in compliance with this Agreement, or (B) in the ordinary course of business consistent with past practice;

(vi) incur or otherwise acquire, or modify in any respect materially adverse to the Company and its Subsidiaries, taken as a whole, the terms of, any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person (other than Holdings and any wholly owned Subsidiary of Holdings), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than in the ordinary course of business, except for refinancing of existing indebtedness;

(vii) make any loans or advances to any person (other than loans or advances by Holdings or any wholly owned Subsidiary of Holdings to the Company, Holdings or any wholly owned Subsidiary of Holdings), other than (i) loans or advances made in the ordinary course of business, and (ii) as required by any Contract or other legal obligation of the Company or any of its Subsidiaries in existence as of the date of this Agreement;

(viii) make any new capital expenditure, other than capital expenditures in an aggregate amount not in excess of (A) 100% of the pro rata portion (between the date of this Agreement and the Closing Date) plus (B) 20%, in each case of the Company’s annual budget for capital expenditures provided to Parent prior to the date of this Agreement;

(ix) waive, release, assign, settle or compromise any Action other than settlements or compromises of Actions where the amount paid by the Company or any of its Subsidiaries (less the amount reserved for such matters by the Company and less the amount of any insurance recoveries) in settlement or compromise does not exceed $5 million in the aggregate;

(x) except as required by GAAP or as advised by the Company’s regular independent public accountant, make any change in financial accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of the Company in any material respect;

(xi) other than in the ordinary course of business consistent with past practice or as required by applicable Law or any Contract in existence as of the date of this Agreement, (i) increase the amount of compensation or benefit paid to, or enter into or amend any employment, change-in-control or severance agreement with, any executive officer or director of the Company or other Company Personnel (except, with respect to Company Personnel, as would not reasonably be expected to materially increase costs for the Company Personnel in the aggregate), (ii) grant any bonuses to any Company Personnel, (iii) enter into or adopt any new Company Benefit Plan or amend or modify any existing Company Benefit Plan, or (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xii) authorize or adopt, or publicly propose, (A) a plan of complete or partial liquidation or dissolution of the Company or (B) to merge or consolidate the Company with or into any other person;

(xiii) outside of the ordinary course of the Company’s administration of its Tax matters: adopt or change in any material respect any method of Tax accounting in respect of recognition of income for U.S. Federal income Tax purposes, make or change any material Tax election or file any amended material Tax Return;

(xiv) make any payments to any Affiliate, other than (i) payments under existing Contracts and renewals thereof in the ordinary course on arms’-length terms, (ii) payments under Contracts entered into with portfolio companies of The Blackstone Group L.P. after the date of this Agreement in the ordinary course of business on arms’-length terms; provided that The Blackstone Group L.P. did not participate in any negotiations or discussions concerning the terms of such Contracts, and (iii) compensation or benefits paid to Company Personnel (subject to the restrictions set forth in clause (xii) above); or

(xv) except in the case of commitments to make new capital expenditures (subject to the limitations set forth in clause (ix) above), authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Other Actions. Except as permitted by Section 4.02, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action or fail to take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or that could otherwise be reasonably expected to prevent or delay the consummation of the Merger and the other transactions contemplated hereby.

SECTION 4.02. Takeover Proposals.

(a) Except as expressly permitted by this Section 4.02(a), the Company agrees that neither it nor any of its Subsidiaries nor any of its and their respective directors or officers shall, and the Company shall cause its financial advisor and each of the Blackstone Entities and each of its Subsidiaries and its and their respective managers and officers not to, and shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly through another person (i) solicit, initiate or knowingly encourage, or knowingly facilitate any Takeover Proposal or the making or consummation thereof or (ii) other than to inform any person of the existence of the provisions contained in this Section 4.02, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or enter into any agreement, understanding or arrangement with respect to, any Takeover Proposal. Upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated all existing activities, discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal. The Company shall enforce the terms of any existing standstill or similar agreement it has entered into with any party, and the Company shall not amend or otherwise modify any such standstill or similar agreement unless the failure to take such action would be inconsistent with the fiduciary duties of the directors of the Company under applicable Law. The Company shall promptly, and in any event within 7 days, request, and shall use commercially reasonable efforts to cause, the prompt return or written acknowledgement of destruction of all confidential information previously furnished to such parties or their Representatives in connection with any Takeover Proposal to the extent that the Company is entitled to have such documents returned or destroyed. Notwithstanding the foregoing, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company receives an unsolicited bona fide Takeover Proposal from any third party and (ii) the Special Committee or the Board of Directors of the Company, acting upon the recommendation of the Special Committee, determines in good faith that (A) (after consultation with its financial advisor (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Takeover Proposal) and outside legal counsel), such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) (after consultation with its outside legal counsel), the failure to provide non-public information concerning the Company or enter into discussions or negotiations with such third party would be inconsistent with the directors’ fiduciary duties under Law, the Company may (x) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except that the Company may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to the Company if it waives or similarly modifies the standstill provision in the Confidentiality Agreement) (an “Acceptable Confidentiality Agreement”); provided, that, subject to applicable Law, all such information has previously been provided to Parent or is provided to Parent promptly, and in any event within 24 hours after the time it is provided to the person making such Takeover Proposal or such person’s Representatives, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal. The Company shall, promptly, and in any event within 24 hours, upon receipt of any Takeover Proposal, notify Parent orally and in writing, which notice shall specify the terms and conditions of any such Takeover Proposal (including the identity of the party making such Takeover Proposal and a copy of the relevant proposed transaction agreements, if any, received by the Company or its Representatives in connection with such Takeover Proposal).

The term “Takeover Proposal” means any inquiry, proposal, indication of interest or offer (or any modification of any of the foregoing) concerning (i) a merger, consolidation or other business combination, tender offer, exchange offer, recapitalization, reorganization or any transaction involving the purchase or acquisition of 20% or more of the shares of Company Common Stock, including as a result of a primary issuance of Company Common Stock, or (ii) a direct or indirect purchase or acquisition of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole (other than any such proposal or offer made by Parent or any of its Affiliates).

The term “Superior Proposal” means any bona fide written Takeover Proposal which the Special Committee or the Board of Directors of the Company, acting upon the recommendation of the Special Committee, concludes in good faith (after consultation with its financial advisor and outside legal counsel), taking into account (A) any proposal by Parent to amend or modify the terms of this Agreement, (B) the terms, conditions, timing, likelihood of consummation and all financial, legal, regulatory and other aspects, including financing certainty, of the Takeover Proposal and (C) the person making the Takeover Proposal, (i) would, if consummated, be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed on the terms proposed (provided that for the purpose of this definition, references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”).

(b) Neither the Board of Directors of the Company nor the Special Committee shall withdraw or modify or qualify (or publicly propose to withdraw or modify or qualify) in any manner adverse to Parent the Company Recommendation (a “Company Adverse

Recommendation Change”); except that at any time prior to obtaining the Company Stockholder Approval, the Special Committee or the Board of Directors of the Company may make a Company Adverse Recommendation Change in response to a bona fide Takeover Proposal if the Special Committee or the Board of Directors, acting upon the recommendation of the Special Committee, concludes in good faith, after consultation with its financial advisor (including at least one financial advisor who is not, and whose Affiliates are not, proposing to provide debt or equity financing in connection with such Takeover Proposal) and outside legal counsel, that (1) such Takeover Proposal would, if consummated, constitute a Superior Proposal and (2) the failure to take such action would be inconsistent with the directors’ fiduciary duties under Law. Notwithstanding anything in this Agreement to the contrary, neither the Board of Directors nor the Special Committee shall be entitled to exercise its right to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(e) unless (i) the Company notifies Parent in writing, at least three Business Days before taking such action, of its intention to do so (which notice shall specify in reasonable detail the terms and conditions of the Takeover Proposal giving rise to the intention to take such action (including the identity of the party making such Takeover Proposal and a copy of the relevant proposed transaction agreements, if any, received by the Company or its Representatives in connection with such Takeover Proposal), and (ii) during such three Business Day period the Company and its financial advisors and outside counsel negotiate with Parent in good faith (to the extent Parent so desires to negotiate) to make adjustments to the terms and conditions of this Agreement so that the Special Committee or the Board of Directors of the Company, acting upon the recommendation of the Special Committee, determines in good faith (after consultation with its financial advisor (including at least one financial advisor who is not, and whose affiliates are not, proposing to provide debt or equity financing in connection with such Takeover Proposal) and outside counsel) that such Takeover Proposal ceases to constitute a Superior Proposal; provided that in the event any material revisions are made to such Takeover Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 4.02(b) with respect to such new written notice. Notwithstanding the foregoing, the obligation of the Company to deliver a new written notice to Parent and to provide a new three Business Day period under this Section 4.02(b) shall apply only once with respect to a particular Takeover Proposal (after giving effect to any amendment, modification or change to such Takeover Proposal, made within such three Business Day period, that would require the Company to deliver a new written notice to Parent and to comply with the requirements of this Section 4.02(b) with respect to such new written notice), regardless of any subsequent amendment, modification or change to such Takeover Proposal. Notwithstanding anything to the contrary herein, the Company shall not be entitled to enter into any agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal unless this Agreement has been or is concurrently terminated by its terms pursuant to Section 7.01, and, if required pursuant to Section 7.03 the Company has paid, or concurrently pays, to Parent the Company Termination Fee.

(c) Unless this Agreement is terminated in accordance with its terms, (i) the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement at the Company Stockholders’ Meeting, to the extent the Stockholders Written Consents are not received in accordance with Section 5.01(b), shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Takeover Proposal (whether or not a Superior Proposal), or by a Company Adverse Recommendation Change, and (ii) in any case in which the Company makes a Company Adverse Recommendation Change pursuant to this Section 4.02, the Company shall nevertheless submit this Agreement to a vote of its stockholders; provided that the Company shall not be obligated to recommend to its stockholders the adoption of this Agreement at the Company Stockholders’ Meeting or to include such a recommendation in the Proxy Statement if the Special Committee or the Board of Directors of the Company, acting upon the recommendation of the Special Committee, makes a Company Adverse Recommendation Change.

(d) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.02, the Company shall keep Parent reasonably informed of any material developments with respect to any Takeover Proposal. The Company shall not, and shall cause the Company’s Subsidiaries not to, enter into any Contract with any person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(e) The Company shall not take any action to exempt any person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply, in each case, unless such actions are taken simultaneously with a termination of this Agreement in accordance with its terms.

(f) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a)(2) or (3) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to a Takeover Proposal; provided that any disclosure of a position contemplated by Rule 14e-2(a) of the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, a rejection of any applicable Takeover Proposal or a reaffirmation of the Company Recommendation shall be deemed to be a Company Adverse Recommendation Change.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Preparation of the Proxy Statement; Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement, the Company shall, with the assistance and approval (not to be unreasonably withheld, delayed or conditioned) of Parent (i) in the event that the Stockholders Written Consents are delivered to the Company in accordance with Section 5.01(b), prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Merger and this Agreement (as amended or supplemented from time to time, the “Information Statement”) or (ii) in the event that the Stockholders Written Consents are not delivered to the Company in accordance with Section 5.01(b), prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the Proxy Statement or the Information Statement, as the case may be, cleared by the SEC as promptly as practicable after such filing (including by responding to comments of the SEC). Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Proxy Statement or Information Statement, as the case may be. As promptly as practicable after the Proxy Statement or Information Statement, as the case may be, shall have been cleared by the SEC (or, in the case of the Information Statement, after 10 calendar days have passed since the filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement), the Company shall cause the Proxy Statement or the Information Statement, as the case may be, to be mailed to its stockholders and to be filed as required. No filing of, or amendment or supplement to, the Proxy Statement or Information Statement, as the case may be, will made by the Company, without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Information Statement, as the case may be, so that the Proxy Statement or Information Statement, as the case may be, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company.

The Company shall notify Parent promptly of the time when the Proxy Statement or Information Statement, as the case may be, shall have been cleared by the SEC or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or Information Statement, as the case may be, or for additional information and the parties shall supply each other with copies of all correspondence between any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or Information Statement, as the case may be, or the Merger.

(b) Immediately after the execution of this Agreement, the Company shall submit the form of irrevocable consents necessary to secure the Company Stockholder Approval in lieu of calling a meeting of the Company’s stockholders to the Blackstone Entities, in the form previously agreed upon by Parent and the Company and attached as Exhibit B hereto (the “Stockholders Written Consents”). As soon as practicable after the duly executed Stockholder Written Consents are received by the Company, the Company will provide Parent with a facsimile copy of the Stockholders Written Consents, certified as true and complete by an executive officer of the Company. If such Stockholders Written Consents are not executed and such facsimile copy is not delivered to Parent within 3 days after the execution of this Agreement, Parent shall have the right to terminate this Agreement as set forth in Section 7.01(g). In connection with the Stockholders Written Consents, the Company shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262, the Company Certificate and the Company Bylaws, the Exchange Act, including Regulation 14C and Schedule 14C promulgated thereunder, and the rules and regulations of the NYSE.

(c) In the event that the Stockholders Written Consents are not delivered to the Company in accordance with Section 5.01(b), unless the Board of Directors of the Company, acting upon the recommendation of the Special Committee, or the Special Committee has made a Company Adverse Recommendation Change, (i) the Company Recommendation shall be included in the Proxy Statement and (ii) the Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting on a date as soon as reasonably practicable following the date hereof for the purpose of obtaining the Company Stockholder Approval, and, subject to any Company Adverse Recommendation Change that the Board of Directors of the Company may make, shall take all lawful action to solicit the adoption of this Agreement by such stockholders.

SECTION 5.02. Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law and Contract, (i) the Company shall, subject to Section 5.03(d), afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access during normal business hours and upon reasonable prior notice during the period prior to the Effective Time or the termination of this Agreement to all of the Company’s and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records as Parent may from time to time reasonably request in connection with the matters set forth in Section 5.01 and 5.12 and (ii) upon request, each party shall provide the other party with its audit work papers and the minutes and resolutions of its Board of Directors; provided that in no event shall either party be required to provide the other party (i) minutes and resolutions of its Board of Directors to the extent relating to the evaluation of the transactions contemplated hereby or, in the case of the Company, any alternative transactions, including any Takeover Proposal, or (ii) any information that such party determines in good faith would not be appropriate to share with the other party due to the competitively sensitive nature of such information.

(b) Each of Parent and the Company shall hold, and shall cause their respective Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement dated as of June 9, 2011 between Parent and the Company (the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement. No investigation pursuant to this Section 5.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement.

SECTION 5.03. Reasonable Best Efforts.

(a) General Obligations. Each of Parent and the Company shall, and shall cause their respective Subsidiaries to:

(i) use their reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable and to obtain or make as promptly as practicable, and in any event prior to the Outside Date, all requisite authorizations, consents, orders, approvals or filings that are or may become necessary, proper or advisable to be obtained or made respectively by them to consummate the Merger and the other transactions contemplated by this Agreement,

(ii) take all actions as may be requested by any Governmental Entity to obtain such authorizations, consents, orders and approvals, and

(iii) cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable all such authorizations, consents, orders and approvals.

Neither Parent nor the Company shall, and each shall cause their respective Subsidiaries, not to, take or cause to be taken any action that they are aware or should reasonably be aware would have the effect of delaying, impairing or impeding in any material respect the receipt or making of any such required authorizations, consents, orders, approvals or filings.

(b) Antitrust Obligations: Initial Filing and Second Request.

(i) Initial Filing. Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, promptly make all filings and notifications with all Government Entities that may be or may become necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement. Parent and the Company agree to file the initial pre-merger notifications with respect to the Merger required under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to outside counsel of each party) no later than ten Business Days after the date of this Agreement and to make all other filings required to be made under any other Antitrust Law as promptly as practicable after the date of this Agreement. Parent will not withdraw its initial filing under the HSR Act and refile it unless it has consulted in good faith with counsel for the Company in advance of such withdrawal and refiling. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(ii) Request for Additional Information. Parent and the Company each shall, and shall cause their respective Subsidiaries to, supply as promptly as practicable any information and documentary material that may be requested by any Governmental Entity pursuant to Antitrust Laws or any other applicable Laws. If a request for additional information has been issued under the HSR Act or a civil investigative demand or subpoena has been issued pursuant to any other Antitrust Law, Parent and the Company shall supply, or cause to be supplied, the information necessary for such party to certify substantial compliance with the applicable Governmental Entity in connection with such a request as promptly as practicable such that Parent and the Company, as applicable, can, if required to do so, certify substantial compliance with such request as soon as practicable after the issuance thereof, but in no event later than 120 days of the issuance thereof.

(c) Obligation to Attempt to Resolve Issues. Without limiting the generality of the other obligations described in this Section 5.03, each of Parent and the Company shall take or cause to be taken the actions described in the following clauses (i), (ii), (iii), and (iv). The obligation of each of Parent and the Company to take or cause to be taken these actions includes an obligation on their part to cause their respective Subsidiaries to take such actions.

(i) In accordance with Section 5.03(b), each of Parent and the Company will, as promptly as practicable, provide to any relevant Governmental Entity such documents or testimony as is requested by such Governmental Entity to permit consummation of the Merger.

(ii) If such action is necessary to prevent (A) the commencement of any proceeding in any forum or (B) the issuance of any order, decree, decision, determination or judgment by any Governmental Entity that, in the case of either (A) or (B), would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, Parent will, prior to such commencement or issuance and on behalf of itself and such of its Subsidiaries as may be relevant in this regard, proffer their willingness to take, and agree to take, such actions (including with respect to selling, holding separate or otherwise disposing of any business or assets, or agreeing to any conditions or restrictions), and Parent will agree promptly to effect such actions (and will enter into agreements with, and submit to orders of, the relevant Governmental Entity) in each case as may be necessary to prevent such commencement or issuance.

(iii) In the event of any such commencement or issuance, Parent will defend through litigation on the merits any claim asserted in any court, agency or other proceeding by any person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(iv) Parent will use its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment, that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement. In the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Merger or the other transactions contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of any of the Merger or the other transactions contemplated by this Agreement, Parent will use its best efforts to take any and all steps (including the appeal thereof, the posting of a bond reasonably called for or the taking of the steps contemplated by clause (ii) of this Section 5.03(c)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation as soon as reasonably practicable.

Notwithstanding the foregoing or anything else in this Agreement to the contrary, neither Parent, the Company nor any of their respective Subsidiaries shall be obligated to agree to any remedy not conditioned on the consummation of the Closing.

(d) Notice and Cooperation. Subject to applicable Laws relating to the sharing of information, in connection with obtaining or making all authorizations, consents, orders, approvals or filings that are or may become necessary, proper or advisable to be obtained or made to consummate the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, promptly notify each other of any communication it receives from any Governmental Entity and permit the other party to review in advance any proposed communication by such party to any Governmental Entity and shall provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement. In connection with the efforts to obtain all requisite approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, Parent shall take the lead in directing strategy, subject to reasonable consultation with the Company, in connection with all matters relating to obtaining clearances and approvals from Governmental Entities and the expiration of waiting periods. The Company shall not, and shall cause its Subsidiaries not to, agree to participate in any meeting with any Governmental Entity relating to the matters that are the subject of this Agreement unless it consults with Parent in advance and, to the extent permitted by the relevant Governmental Entity, gives Parent the opportunity to attend and participate at such meeting. Each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.03 as “outside counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from Parent or the Company, as the case may be, or its legal counsel.

SECTION 5.04. [Intentionally Omitted].

SECTION 5.05. Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, Parent shall (i) indemnify, defend and hold harmless, all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of the Company or any of its Subsidiaries or is or was serving at the request of, or to represent the interest of, the Company or any of its Subsidiaries as a director, officer, partner, member, trustee, fiduciary, employee or agent of any other corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, including any charitable or not-for profit public service organization or trade association whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties (within 10 days of receipt by Parent or the Surviving Corporation from an Indemnified Party of a request therefor), to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits Parent or the Surviving Corporation to provide broader indemnification rights or rights of advancement of expenses than such Law permitted Parent or the Surviving Corporation to provide prior to such amendment), (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) certificate of incorporation and bylaws for a period of six years after the Effective Time, provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors and officers of the Company, no less favorable than those contained in the Company Certificate or the Company Bylaws and (iii) not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by an Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents in writing, and cooperates in the defense of such proceeding or threatened Action.

(b) In the event that either Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.05.

(c) Prior to the Effective Time the Company shall, and, if the Company is unable to, Parent shall as of the Effective Time, obtain and fully pay for, at no expense to the beneficiaries, non-cancellable “tail” insurance policies with a claims period of at least six years from and after the Effective Time from insurance carriers with the same or better claims-paying ability ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby);

provided, however, that the Company shall not pay, or the Surviving Corporation, as the case may be, shall not be required to pay, for such “tail” insurance policies a one-time premium in excess of 250% of the Company’s current annual premium for D&O Insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, D&O Insurance for a period of at least six years from and after the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as provided in such existing D&O Insurance, from insurance carriers with the same or better claims-paying ability ratings as the Company’s current D&O Insurance carriers; provided, however, that the Surviving Corporation shall not be required to pay for such D&O Insurance an annual premium in excess of 250% of the Company’s current annual premium for D&O Insurance (the “Premium Cap”), in which case the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use commercially reasonable efforts to maintain in effect, at no expense to the beneficiaries, for a period of at least six years from the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, D&O Insurance with the best overall terms, conditions, retentions and levels of coverage reasonably available for an annual premium equal to the Premium Cap.

(d) The provisions of this Section 5.05 are (i) intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

SECTION 5.06. Public Announcements. Except with respect to any Company Adverse Recommendation Change, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 5.07. Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each person (including any person who is deemed to be a “director by deputization” under applicable securities laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.08. [Intentionally Omitted].

SECTION 5.09. Transaction Litigation. Each party shall give the other party the opportunity to participate in the defense or settlement of any litigation brought by a third party against such first party and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the second party’s prior written consent.

SECTION 5.10. Employee Matters.

(a) For a period commencing on the Effective Time, and ending on the date that is 9 months following the Closing Date, each employee of the Company and its Subsidiaries, other than employees whose terms and conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which shall be binding following the Effective Time and shall be respected by Parent, who remains in the active employment of Parent and its Subsidiaries (the “Continuing Employees”) shall receive (i) an annual rate of salary or wages and annual incentive opportunities that are no less favorable, in the aggregate, than that provided to such employee as of the date of this Agreement, and (ii) employee benefits, including severance, that are no less favorable, in the aggregate, to the employee benefits provided to such employee as of the date of this Agreement. Notwithstanding the foregoing, the parties acknowledge and agree that no employees of the Company or any of its Subsidiaries will participate in any equity based programs or plans following the Closing.

(b) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent and its Subsidiaries to continue any specific employee benefit plans, provide any special incentive or retention arrangement, or to continue the employment of any specific person.

(c) Parent and its Subsidiaries shall recognize the service of each Continuing Employee with the Company or its Subsidiaries (as well as service with any predecessor employer of the Company or its Subsidiaries to the extent service with such predecessor employer is recognized by the Company or its Subsidiaries) as if such service had been performed with Parent with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Time (i) for purposes of eligibility for vacation, (ii) for purposes of eligibility and participation under any defined contribution retirement plan, health or welfare plan (other than any post-employment health or post-employment welfare plan), (iii) for purposes of eligibility for and vesting of any company matching contributions under any Code Section 401(k) plan, and (iv) unless covered under another arrangement with or of the Company, for benefit accrual purposes under any severance plan, except, in each case, to the extent such treatment would result in duplicative benefits.

(d) With respect to any welfare plan maintained by Parent and its Subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent and its Subsidiaries shall (i) waive all limitations as to preexisting conditions and limitations, exclusions, actively-at-work requirements and waiting periods to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in the same plan year in which the Effective Time occurs in satisfying any analogous deductible or out-of-pocket requirements, as if there had been a single continuous employer.

(e) From and after the Effective Time, Parent and its Subsidiaries shall honor all obligations under the Company Benefit Plans and Foreign Plans and compensation, retention and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time.

(f) Parent shall cause the Company to pay to each participant who is, as of the Closing Date, in the Company annual bonus plans (including the Company Annual Incentive Plan (the “Bonus Plans”)), a pro-rated annual bonus in respect of the 2011 calendar year calculated based on service and actual year-to-date performance of the Company through the Closing Date; provided that payment of such bonuses shall remain contingent on the participant’s continued employment through December 31, 2011 (except that any such participant whose employment is terminated by the Company without “cause” or by the participant for “good reason” (as such terms are defined in Section 5.10(f) of the Company Disclosure Letter) after the Closing Date and on or prior to December 31, 2011 shall be entitled to receive such pro-rated bonus upon such termination of employment (or, if necessary to avoid imposition of additional taxes under Code Section 409A, upon such later date specified in the participant’s employment agreement or the Company’s severance plans for pro-rated bonuses)). After the Closing Date, Parent shall establish in good faith performance metrics for the remainder of the 2011 calendar year for the Company under, and in compliance with, the Bonus Plan. All bonuses under the Bonus Plans in respect of calendar year 2011 shall be paid by the Company no later than March 15, 2012.

(g) The provisions of this Section 5.10 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.10.

SECTION 5.11. Takeover Laws. Each party and its Board of Directors shall (1) use reasonable best efforts to ensure that no state takeover Law (including Section 203 of the DGCL) or similar Law is or becomes applicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement and the Voting Agreement, including the receipt of Merger Consideration by the stockholders of the Company and (2) if any state takeover Law or similar Law becomes applicable to this Agreement, the Voting Agreements, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreements, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement and the Voting Agreements may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreements and otherwise to minimize the effect of such Law on this Agreement, the Voting Agreements, the Merger and the other transactions contemplated by this Agreement and the Voting Agreements.

SECTION 5.12. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using best efforts to (i) maintain in effect the Commitment Letter and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Commitment Letter (the “Definitive Agreements”), (ii) negotiate and execute the Definitive Agreements on terms and conditions contemplated by the Commitment Letter (including any “flex” provisions thereof) or on such other terms and conditions that are in the aggregate, not materially less favorable to Parent than those contained in the Commitment Letter and do not expand upon the conditions precedent set forth in the Commitment Letter in a manner that would reasonably be expected to make any portion of the funding of the Financing less likely to be obtained or delay in any material respect the funding of the Financing and, upon execution thereof, deliver a copy thereof to the Company (which copy shall exclude and/or redact any references to fees contained therein), (iii) satisfy on a timely basis all conditions applicable to Parent and its Subsidiaries in the Commitment Letter and Definitive Agreements that are within its control and comply with its obligations thereunder and not take or fail to take any action that would be reasonably expected to prevent or impede or delay the availability of the Financing, (iv) take each of the actions required of the Company and its Subsidiaries in paragraphs (b)(i) through (b)(xi) below with respect to itself and its Subsidiaries, and (v) enforce its rights under the Commitment Letter and Definitive Agreements in the event of a breach by the Financing Sources that impedes or delays the Closing, including by seeking specific performance of the parties thereunder if necessary, unless Parent reasonably concludes that seeking specific performance is impracticable or not reasonably likely to succeed under such circumstances. In the event that all conditions to the Financing have been satisfied,

Parent shall use its reasonable best efforts to cause the lenders and the other persons providing such Financing to fund such Financing on the Closing Date. Notwithstanding anything to the contrary herein, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or the Definitive Agreements, including to add additional lenders, agents or other parties to the Commitment Letter and/or the Definitive Agreements, and/or substitute other debt for all or any portion of the Financing from the same and/or alternative financing sources, including by electing to utilize its existing senior secured credit facility as a form of alternative financing (subject to obtaining the consent of the Required Lenders (as defined in such credit facility) to the extent required), provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Definitive Agreements that amends the Financing and/or substitution of all or any portion of the Financing shall not (A) expand upon the conditions precedent to the Financing as set forth in the Commitment Letter in a manner that would reasonably be expected to make any portion of the funding of the Financing less likely to be obtained or delay in any material respect the funding of the Financing or (B) prevent or impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. Parent shall be permitted to reduce the amount of Financing under the Commitment Letter or Definitive Agreements in its reasonable discretion, provided, that Parent shall not reduce the Financing to an amount committed below the amount that is required, together with the financial resources of Parent, including cash on hand and the proceeds of loans under existing credit facilities of Parent, to consummate the Merger and the other transactions contemplated by this Agreement (including the payment of the Required Refinancing Indebtedness), and provided further that such reduction shall not (I) expand upon the conditions precedent to the Financing as set forth in the Commitment Letter in a manner that would reasonably be expected to make any portion of the funding of the Financing less likely to be obtained or delay in any material respect the funding of the Financing or (II) prevent or impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Commitment Letter and such portion is reasonably required to consummate the Merger and the other transactions contemplated by this Agreement (including the payment of the Required Refinancing Indebtedness), Parent shall use its best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing from alternative financing sources in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (including the repayment of the Required Refinancing Indebtedness), provided, that Parent shall not be required to obtain alternative financing on terms and conditions (including any “flex” provisions) that are not, in the aggregate, at least as favorable to Parent as those in the Commitment Letter. Parent shall give the Company prompt oral and written notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Commitment Letter or Definitive Agreements or of any condition not likely to be satisfied, in each case, of which Parent becomes aware or any termination or waiver, amendment or other modification of the Commitment Letter or Definitive Agreements. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its effort to arrange the Financing and shall provide to the Company copies of all documents related to the Financing (excluding fee letters and engagement letters, except to the extent that such documents contain any conditions to funding or “flex” provisions (excluding provisions related solely to fees)). In the event that Parent commences an enforcement action to enforce its rights under the Commitment Letter or the Definitive Agreements and/or cause the Financing Sources to fund the Financing (any such action, a “Financing Action”), Parent shall (x) keep the Company reasonably informed of the status of the Financing Action and (y) at the reasonable request of the Company, shall make Parent’s employees and Representatives (other than any of its Financing Sources) reasonably available to discuss the status of, and material developments with respect to, the Financing Action.

(b) The Company shall provide, and shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide, all cooperation reasonably requested by Parent and/or the Financing Sources in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including, but not limited to, (i) promptly providing information relating to the Company and its Subsidiaries to Parent and the Financing Sources to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) assisting in the preparation of documents and materials, including, but not limited to, (A) any customary offering documents, bank information memoranda, prospectuses and similar documents (including historical and pro forma financial statements and information) for any of the Financing and the repayment of the Required Refinancing Indebtedness, and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for any of the Financing (including consenting to the use of the Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries), (v) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates (including a certificate of the principal financial officer of the Company or any Subsidiary with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing and the repayment of the Required Refinancing Indebtedness as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (vi) assisting in (A) the preparation of and entering into one or more credit agreements, currency or interest hedging agreements, or (B) the amendment of any of the Company’s or its Subsidiaries’ existing credit agreements, currency or interest hedging agreements, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (vii) taking all actions reasonably requested by Parent to facilitate arrangements for the repurchase, repayment or discharge as of the Effective Time of any Required Refinancing Indebtedness, liens, hedge agreements or other related obligations of the Company and its Subsidiaries, including obtaining customary payoff letters, lien terminations and other instruments of discharge, (viii) as promptly as practicable, furnishing Parent and the Financing Sources with all financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and/or the Financing Sources to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (ix) providing supporting data and information as is reasonably required to enable Parent to prepare any schedule describing the material qualitative and quantitative differences between the Company’s financial statements prepared in accordance with GAAP and the Company’s financial statements prepared in accordance with International Financial Reporting Standards in connection with the Financing, (x) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance and (xi) cooperating reasonably with Parent’s Financing Sources’ due diligence, to the extent customary and not unreasonably interfering with the business of the Company; provided that, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement), (3) be required to incur any other liability in connection with the Financing (or any alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement) or (4) be required to issue a notice of optional redemption for any outstanding series of notes of the Company or any of its Subsidiaries if the indenture governing such series of notes does not provide that such notice may be conditioned on the occurrence of the Effective Time unless, in the case of clauses (1), (2) and (3), reimbursed or indemnified by Parent to the reasonable satisfaction of the Company; provided, further, that (I) all non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members and (II) the Company shall be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources that contain or are based upon any such non-public or other confidential information. Parent (A) shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and their Representatives contemplated by this Section 5.12, (B) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any person prior to the Effective Time under, the Financing or any alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement and (C) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, unless such loss, damage, claim, cost or expense results from the Company’s or its Subsidiary’s gross negligence or willful misconduct.

(c) In the event that the Commitment Letter or Definitive Agreements are amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 5.12(a), or if Parent substitutes other financing for all or a portion of the Financing in accordance with Section 5.12(a), each of Parent and the Company shall comply with its covenants in Section 5.12(a) and (b) with respect to the Commitment Letter or Definitive Agreements, as applicable, as so amended, replaced, supplemented or otherwise modified and with respect to such other financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Financing.

(d) It is understood that Parent and Sub may seek to market all or a portion of the Financing or any alternative financing promptly after the date hereof and on an ongoing basis, and, in connection therewith, Parent and Sub may seek to consummate all or a portion of the Financing or any alternative financing prior to the commencement of the Marketing Period hereunder. In this regard, the Company acknowledges that its cooperation obligations in Section 5.12(b) include the obligation to cooperate with any such efforts.

(e) Without limiting any of the Company’s covenants hereunder, Parent acknowledges and agrees that neither the obtaining of the Financing nor any alternative financing is a condition to Parent’s obligations to consummate the Merger and the other transactions contemplated by this Agreement. Furthermore, subject to compliance by the Company in all material respects with its obligations under this Section 5.12, Parent agrees to provide the Offering Document, as contemplated by the Commitment Letter (including any comparable offering document called for under the terms of any Alternative Financing), to the Financing Sources on a sufficiently timely basis as to permit the Marketing Period to be completed as promptly as practicable, and in any event prior to the Outside Date, so as to enable the Closing Date to occur prior to the Outside Date.

SECTION 5.13. Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, The Company shall promptly notify Parent of any material suit, claim, action, investigation, proceeding or audit pending against or with respect to it or any of its Subsidiaries in respect of any Tax.

SECTION 5.14. Company Cooperation on Certain Matters. After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the parties and integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.

SECTION 5.15. Actions with Respect to Existing Company Arrangements.

(a) Prior to the Effective Time, the Company shall use its reasonable best efforts to cause the Registration Rights Agreement, dated as of February 10, 2010, by and among the Company and the other parties thereto, to be terminated at the Effective Time.

(b) At the Closing, Parent shall pay, or shall cause to be paid, an “Early Termination Payment” (as defined in the applicable ITR Agreement) (i) in the aggregate amount of $188.5 million, in respect of the Income Tax Receivable Agreement, dated as of February 10, 2010, between the Company and Blackstone Capital Partners III Merchant Banking Fund L.P. (the “Existing Stockholders ITR Agreement”) and (ii) in the amount of $56.5 million, in respect of the Income Tax Receivable Agreement, dated as of February 10, 2010, between the Company and GPC Holdings, L.P. (the “Family ITR Agreement” and, together with the Existing Stockholders ITR Agreement, the “ITR Agreements”).

(c) Prior to the Effective Time, the Company shall take all actions necessary to terminate each of the Recapitalization Agreement, the Exchange Agreement and the Holdings Limited Partnership Agreement.

(d) The Company shall enforce the terms of that certain Agreement, dated as of April 9, 2011, between Donald C. Graham, Graham Capital Company, GPC Investments, LLC, Graham Alternative Investment Partners I, L.P., the Company, Holdings, BCP/ Graham Holdings L.L.C. and Blackstone Capital Partners III Merchant Banking Fund L.P., and the Company shall not amend or otherwise modify such agreement.

SECTION 5.16. Holdings Transaction. The Company shall consummate, or shall cause the consummation of, the merger contemplated by the Holdings Merger Agreement immediately prior to the Effective Time; provided that the Company shall only be required to effect the foregoing action if it has received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent that Parent is ready, willing and able to consummate the Closing. The Company shall not amend or otherwise modify the Holdings Merger Agreement without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed). In the event that the Company consummates the merger contemplated by the Holdings Merger Agreement and this Agreement is subsequently terminated for any reason, Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with such merger.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) [Intentionally Omitted]

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business activities that prohibits the consummation of the Merger shall have been issued and remain in effect, and no Law shall have been enacted, issued, enforced, entered, or promulgated in the United States or any such foreign jurisdiction that prohibits or makes illegal the consummation of the Merger.

(d) Antitrust Laws. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated, and all consents required under any other Antitrust Law of the jurisdictions set forth on Section 6.01(d) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01(c) of this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representation and warranty of the Company contained in the first sentence of Section 3.01(i) of this Agreement shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iii), for such failures to be true and correct that do not represent and are not reasonably expected to represent, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all obligations required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Marketing Period. Unless (x) Parent (and/or any of its Subsidiaries or Affiliates) shall have received at least $5,000,000,000 in gross cash proceeds as contemplated by the Commitment Letter (whether through new term loans under Parent’s existing credit agreement, the issuance of the notes or otherwise) prior to the commencement of the Marketing Period and (y) such proceeds, if funded into escrow, shall remain in escrow as of the date the Closing is required to occur pursuant to Section 1.02 (assuming for this purpose that the condition in this Section 6.02(c) has been satisfied), the Marketing Period shall have occurred and been completed.

(d) Holdings Transaction. The merger contemplated by the Holdings Merger Agreement shall have been consummated immediately prior to the Effective Time.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except for such failures to be true and correct that do not represent and are not reasonably expected to represent, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed, or complied with, in all material respects all obligations required to be performed by or complied with by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except in the case of a termination pursuant to Section 7.01(e) or Section 7.01(f) which may only be invoked prior to the receipt of the Company Stockholder Approval):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before March 20, 2012 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been a proximate cause of the failure of the Merger to be consummated on or before the Outside Date;

(ii) if a Governmental Entity of competent jurisdiction that must grant an approval of the Merger has denied approval of the Merger and such denial has become final and nonappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or action shall have become final and nonappealable, provided, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, decree, ruling or action lifted if and to the extent required by this Agreement; or

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof, provided, that neither Parent nor the Company may terminate this Agreement pursuant to this clause (iii) if the Stockholders Written Consents shall have been executed and delivered to Parent and the Company pursuant to Section 5.01(b).

(c) by Parent (if Parent is not in material breach of its obligations under this Agreement), upon written notice to the Company, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured by the Company by the Outside Date;

(d) by the Company (if the Company is not in material breach of its obligations under this Agreement), upon written notice to Parent, if Parent or Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured by Parent by the Outside Date;

(e) by the Company, in accordance with Section 4.02, upon written notice to Parent, prior to the time at which the Company Stockholder Approval has been obtained, in order to accept a bona fide Takeover Proposal that the Special Committee or the Board of Directors of the Company acting upon the recommendation of the Special Committee has concluded in good faith, acting upon the recommendation of the Special Committee (after consultation with its financial advisor (including at least one financial advisor who is not, and whose Affiliates are not, proposing to provide debt or equity financing in connection with such Takeover Proposal) and outside legal counsel), would, if consummated, constitute a Superior Proposal;

(f) by Parent, upon written notice to the Company, in the event that (i) prior to the time at which the Company Stockholder Approval has been obtained, a Company Adverse Recommendation Change shall have occurred or (ii) the Company or the Special Committee shall approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract with respect to, a Takeover Proposal (provided, that for purposes of the definition of “Takeover Proposal” in this Section 7.01(f) (ii), references to “20%” shall be replaced by references to “50%”); or

(g) by Parent, if the Stockholders Written Consents representing the Company Stockholder Approval have not been executed and delivered to Parent and the Company within 3 days after the execution of this Agreement (the expiration of such 3 day period, the “Failure to Deliver Stockholder Written Consents”), provided, that, if Parent has not terminated this Agreement pursuant to this Section 7.01(g) within five Business Days of the Failure to Deliver Stockholder Written Consents, Parent shall no longer have the right to terminate this Agreement pursuant to this Section 7.01(g).

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company under this Agreement, other than the second sentence of Section 5.02(b), the provisions of Section 5.12 and Section 5.16 regarding reimbursement of expenses and indemnification and limitations on liability, this Section 7.02, Section 7.03 and Article VIII, which provisions shall survive such termination indefinitely; provided, however, that no such termination shall relieve any party hereto from any liability or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act. It is acknowledged by Parent and Sub that the liabilities and damages recoverable by the Company in the event of such a breach by Parent or Sub will include, without limitation, the $39.5 million termination fee paid by the Company to Silgan Holdings Inc. in connection with the termination of the Company’s Agreement and Plan of Merger, dated as of April 12, 2011, with Silgan Holdings Inc.

SECTION 7.03. Fees and Expenses.

(a) Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(f) or by the Company pursuant to Section 7.01(e) then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds (i) on the second Business Day following the date of such termination of this Agreement (in the case of termination by Parent pursuant to Section 7.01(f)) or (ii) concurrently with such termination (in the case of termination by the Company pursuant to Section 7.01(e)).

(c) [Intentionally Omitted]

(d) In the event that this Agreement is terminated pursuant to Section 7.01(b)(iii) and (A) at any time after the date of this Agreement and prior to the taking of the vote to adopt this Agreement at the Company Stockholders’ Meeting, (i) a bona fide Takeover Proposal shall have been publicly announced or publicly made known to the stockholders of the Company and shall not have been withdrawn prior to the taking of the vote to adopt this Agreement at the Company Stockholders’ Meeting or (ii) any person or group (within the meaning of Rule 13d-5(b) of the Exchange Act) that has acquired more than 5% of the outstanding shares of Company Common Stock at any time after the date of this Agreement files with the SEC a proxy solicitation statement in opposition to the transactions contemplated hereby or publicly announces its opposition to the transactions contemplated hereby and (B) within twelve months of such termination, the Company enters into, publicly approves or submits to its stockholders for approval, an agreement with respect to a Takeover Proposal, or a Takeover Proposal is consummated (which in each case need not be the same Takeover Proposal as the Takeover Proposal described in clause (A)), then the Company shall pay to Parent the Company Termination Fee by wire transfer of same day funds, within two Business Days of the date of such consummation; provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 7.03(d), references to “20%” shall be replaced by references to “50%.”

(e) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(c), then the Company shall pay to Parent the amount of Parent’s Eligible Expenses (subject to the cap specified in the definition thereof), within two Business Days of receipt from Parent of a detailed invoice therefor. In the event that this Agreement is terminated by the Company pursuant to Section 7.01(d), then Parent shall pay to the Company the amount of the Company’s Eligible Expenses (subject to the cap specified in the definition thereof), within two Business Days of receipt from the Company of a detailed invoice therefor.

(f) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(g), then no fee shall be payable by Parent, Sub or the Company, to any party.

(g) The Company and Parent acknowledge and agree that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would enter into this Agreement; accordingly if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.03, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any amount due pursuant to this Section 7.03, the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or Company.

SECTION 7.04. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after such approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company or further approval by the stockholder of Parent, as applicable, without such approval having been obtained, (ii) no amendment shall be made to this Agreement (including Section 5.05) after the Effective Time and (iii) except as provided by applicable Law, no amendment of this Agreement shall require the approval of the stockholders of either Parent or the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Except as provided by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 7.06. Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 7.01 shall, in order to be effective, require, in the case of Parent, action by its Board of Directors, and, in the case of the Company, action by its Board of Directors or action by the Special Committee; provided, that in the case of Section 7.01(e), the Company’s Board of Directors shall act upon the recommendation of the Special Committee. An amendment or waiver of this Agreement pursuant to Section 7.04 or Section 7.05 shall, in order to be effective, require, in the case of Parent, action by its Board of Directors and, in the case of the Company, action by its Board of Directors and action by the Special Committee (except that action of the Board of Directors shall not be required with respect to an amendment or waiver involving a subject matter for which the Board of Directors has delegated exclusive decision making authority to the Special Committee). Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either the Company or Parent.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given personally, by telecopy (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Reynolds Group Holdings Limited

c/o Rank Group

Level Nine

148 Quay Street

P.O. Box 3515

Auckland, New Zealand

Fax: +612 9268 6694

Attention: Greg Cole

Helen Golding

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Fax: 212-909-6836

Attention: Jeffrey R. Rosen

Kevin M. Schmidt

if to the Company, to:

Graham Packaging Company Inc.

2401 Pleasant Valley Road

York, Pennsylvania 17402

Fax: (717) 849-8541

Attention: Chief Legal Officer

with copies to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3954

Fax: (212) 455-2502

Attention: Wilson S. Neely

and

Abrams & Bayliss LLP

20 Montchanin Road, Suite 200

Wilmington, DE 19807

Fax: (302) 778-1001

Attention: Kevin G. Abrams

Notices shall be deemed given upon receipt.

SECTION 8.03. Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this definition, “control” means, as to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

(b) “Ancillary Agreements” means the Voting Agreement.

(c) “Blackstone Entities” means, collectively, each of Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Family Investment Partnership III L.P., a Delaware limited partnership, and Blackstone Offshore Capital Partners III L.P., a Cayman Islands limited partnership.

(d) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

(e) “Commonly Controlled Entity” means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

(f) “Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other plan, program, agreement, arrangement, policy, practice, contract, fund or commitment providing for pension, severance or retention benefits, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation or post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is or has been maintained, administered, participated in or contributed to by the Company, Subsidiary, or any Commonly Controlled Entity of the Company or Subsidiary and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability.

(g) “Company Personnel” means any current or former officer, employee, director or consultant of the Company or any of its Subsidiaries.

(h) “Company Termination Fee” means an amount equal to $39.5 million.

(i) “Eligible Expenses” means the actual, reasonable and documented out-of-pocket fees and expenses incurred by a party prior to the termination of this Agreement in connection with the preparation of this Agreement, the Proxy Statement or the Information Statement, as the case may be, the Financing, the Merger and the other transactions contemplated hereby, and the terminating party’s due diligence investigation (including all reasonable fees, charges and disbursements of counsel and all fees and expenses payable to its accountants and financial advisors), up to an aggregate maximum amount of $12 million.

(j) “Environmental Law” means any Law now or previously in effect regulating, relating to, or imposing liability or standards of conduct concerning any Hazardous Material or relating to pollution or protection of the outdoor or indoor environment or human health or safety related to exposure to Hazardous Materials.

(k) “Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Commitment Letter and any joinder agreements or credit agreements (including the Definitive Agreements) relating thereto.

(l) “Foreign Plan” means each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) that is not subject to U.S. Law.

(m) “Hazardous Materials” means (i) petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, greenhouse gases, microbial matters, chlorofluorocarbons and all other ozone-depleting substances and (ii) any other element, compound, chemical, material, substance, waste, pollutant, contaminant, hazardous, toxic, biohazardous or dangerous material or other substance that could result in liability under or that is prohibited, limited or regulated by, pursuant to or for purposes of any Environmental Laws.

(n) “Holdings” means Graham Packaging Holdings Company, a Pennsylvania limited partnership.

(o) “Holdings Limited Partnership Agreement” means the Sixth Amended and Restated Limited Partnership Agreement of Holdings, dated February 4, 2010, as may be amended.

(p) “Holdings Merger Agreement” means the Agreement and Plan of Merger, dated as of the date hereof, by and among the Company and Holdings, pursuant to which Holdings will merge with and into the Company.

(q) “Holdings Transaction” means the transaction contemplated by the Holdings Merger Agreement.

(r) “Knowledge” means, with respect to any matter in question, the actual knowledge of (i) with respect to the Company, those individuals listed in Section 8.03(r) of the Company Disclosure Letter, and (ii) with respect to Parent, Helen Golding and Greg Cole.

(s) “Marketing Period” shall have the meaning set forth in the Commitment Letter or under any alternative financing obtained in accordance with Section 5.12.

(t) “Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other effects, events, developments, changes, states of facts, conditions, circumstances or occurrences occurring or existing prior to the determination of a Material Adverse Effect, is or would be reasonably expected to be materially adverse to (i) the condition (financial or otherwise), assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement (other than to the extent arising as a result of a need to obtain consents under Contracts as a result of the consummation of the transactions contemplated by the Holdings Merger Agreement); provided that in the case of clause (i), a Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from:

(A) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not affect the Company and its Subsidiaries in a materially disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate;

(B) changes in the industries in which the Company and its Subsidiaries operate, to the extent such changes do not adversely affect the Company and its Subsidiaries in a materially disproportionate manner relative to other participants in such industry;

(C) any change in Law or the interpretation thereof or GAAP or the interpretation thereof;

(D) the negotiation, execution or announcement of this Agreement or the consummation of the transactions contemplated hereby;

(E) compliance with the terms of, or the taking of any action required by, this Agreement;

(F) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period, in and of itself (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account); and

(G) acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events.

(u) “Operating Partnership” means Graham Packaging Company, L.P., a Delaware limited partnership.

(v) “Parent Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other plan, program, agreement, arrangement, policy, practice, Contract, fund or commitment providing for pension, severance or retention benefits, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation or post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is or has been maintained, administered, participated in or contributed to by Parent or any Commonly Controlled Entity of Parent and covers any employee or former employee of Parent, or with respect to which Parent has any material liability.

(w) “Parent Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other effects, events, developments, changes, states of facts, conditions, circumstances or occurrences occurring or existing prior to the determination of a Parent Material Adverse Effect, is or would be reasonably expected to be materially adverse to the ability of Parent or Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(x) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or a Governmental Entity.

(y) “Recapitalization Agreement” means the Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997, by and among (i) Holdings, (ii) the Company, (iii) BCP/ Graham Holdings L.L.C., (iv) Donald C. Graham, (v) Graham Packaging Corporation, (vi) Graham Family Growth Partnership, (vii) Graham Engineering Corporation, (viii) Graham Capital Corporation and (ix) Graham Recycling Corporation.

(z) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, dumping, disposing or arranging for disposal or migrating into the environment or any natural or man-made structure.

(aa) “Representatives” means, with respect to any person, such person’s directors, managers, officers, employees, agents and representatives, including any investment banker, financial advisor, Financing Source (in the case of Parent), attorney, accountant or other advisor, agent, representative or Affiliate.

(bb) A “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including

(in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

SECTION 8.05. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transmission).

SECTION 8.06. Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Exhibits, the Company Disclosure Letter), the Confidentiality Agreement and the Voting Agreements (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to and do not confer upon any person other than the parties hereto any legal or equitable rights or remedies. Notwithstanding the foregoing clause (b):

(i) Following the Effective Time, each holder of Company Common Stock shall be entitled to enforce the provisions of Article II to the extent necessary to receive the consideration to which such holder is entitled pursuant to Article II.

(ii) Following the Effective Time, the provisions of Section 5.05 shall be enforceable by each Indemnified Party and his or her heirs and his or her representatives.

(iii) The provisions of Section 8.09(c) and Section 8.10 shall be enforceable by each Financing Source.

(iv) The provisions of Section 8.12 shall be enforceable by the Non-Recourse Parties.

SECTION 8.07. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.09. Specific Enforcement; Consent to Jurisdiction.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of New York without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b) In addition, each of the parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any court of the United States located in the State of New York, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State of New York, (d) hereby appoints CT Corporation as its agent to receive on its behalf service of copies of the summons and complaint and any other process that might be served in any such action or proceeding, (e) consents to service of process being made by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.02 above or to the party to be served in care of CT Corporation at the address and in the manner provided for the giving of notices in Section 8.02 above and (f) agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. Nothing in this Section 8.09(b) shall affect the right of any Party to serve legal process in any other manner permitted by law or at equity.

(c) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(d) Without limiting other means of service of process permissible under applicable Law, each of the Company and Parent hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 8.10. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby, including but not limited to any dispute arising out of or relating to the Commitment Letter or the performance thereof. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.10.

SECTION 8.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 8.12. No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

[signature page follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

REYNOLDS GROUP HOLDINGS LIMITED

By:	/s/ Graeme Richard Hart
Name:	Graeme Richard Hart
Title:	Director

BUCEPHALAS ACQUISITION CORP.

By:	/s/ Gregory Alan Cole
Name:	Gregory Alan Cole
Title:	President

GRAHAM PACKAGING COMPANY INC.

By:	/s/ David W. Bullock
Name:	David W. Bullock
Title:	Chief Financial Officer

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